Filed Pursuant to Rule 433

Registration Statement No. 333-149623

Pricing Term Sheet

Alcoa Inc.

$500,000,000

5.25% Convertible Notes due 2014

This term sheet to the preliminary prospectus supplement dated March 16, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Alcoa Inc.
Size:	$500,000,000 ($575,000,000 including over-allotment option)
Maturity:	March 15, 2014
Coupon:	5.25%
Price to public:	100% of face amount, plus accrued interest, if any, from March 24, 2009
Underwriting discount:	2.25%
Net proceeds to issuer:	$488,550,000 (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option
Interest payment dates:	March 15 and September 15, commencing September 15, 2009
Conversion rate:	155.4908 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $6.43 per share)
Last reported sale price (March 18, 2009):	$5.48
Pricing Date/Closing Date:	March 18, 2009 / March 24, 2009
Underwriters:

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

ANZ Securities, Inc.

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Alain J. P. Belda, Chairman of the Board of Alcoa, and Franklin A. Thomas, a director of Alcoa, are also directors of Citigroup Inc., the parent company of Citigroup Global Markets Inc.

Adjustment to Conversion Rate upon Certain Fundamental Changes - If a holder elects to convert notes in connection with a make-whole fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Effective Date	Stock Price on Fundamental Change Date
	5.25	5.50	6.00	6.50	7.00	8.00	9.00	10.00	12.50	15.00	20.00	30.00	40.00	50.00
March 24, 2009	34.9854	31.9704	26.9999	23.1181	20.0330	15.5027	12.3918	10.1622	6.6862	4.7143	2.6019	0.8957	0.2882	0.0728
March 15, 2010	34.9854	30.9303	25.6958	21.6705	18.5223	14.0064	11.0011	8.9079	5.7623	4.0414	2.2310	0.7649	0.2391	0.0582
March 15, 2011	34.9854	29.8159	24.1640	19.9058	16.6489	12.1329	9.2665	7.3576	4.6514	3.2517	1.8103	0.6234	0.1896	0.0464
March 15, 2012	34.9854	28.6964	22.3199	17.6542	14.2047	9.6763	7.0263	5.3972	3.3159	2.3337	1.3368	0.4722	0.1417	0.0380
March 15, 2013	34.9854	27.1857	19.4276	14.0345	10.3065	5.9586	3.8573	2.7960	1.7163	1.2616	0.7690	0.2942	0.0950	0.0331
March 15, 2014	34.9854	26.3274	11.1759	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth on the table, in which case:

(1)	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year;

(2)	if the stock price is greater than $50.00 per share (subject to adjustment as described above), no additional shares will be added to conversion rate; and

(3)	if the stock price is less than $5.25 per share (subject to adjustment as described above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 190.4762 per $1,000 principal amount of notes, subject to adjustment as described in the prospectus supplement.

In addition, if a noteholder elects to convert his notes prior to the effective date of any fundamental change, and the fundamental change does not occur, such holder will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Concurrent Offering of Common Stock

Concurrently with this offering of Convertible Notes, pursuant to a separate prospectus supplement, we are offering 150,000,000 shares (172,500,000 shares if the underwriters exercise their over-allotment option with respect to that offering in full) of our common stock in an underwritten public offering (the “Common Stock Offering”). Neither the completion of the Common Stock Offering nor the completion of this offering is contingent on the completion of the other. Assuming no exercise of the underwriters’ over-allotment option with respect to the Common Stock Offering, the net proceeds of the Common Stock Offering, after deducting the underwriting discount and estimated expenses, will be approximately $761 million.

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037; Morgan Stanley & Co. Incorporated at 1-866-718-1649; Barclays Capital Inc. at 1-888-603-5847; or Citigroup Global Markets Inc. at 1-877-858-5407.